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               SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C. 20549


                          SCHEDULE 13G
                         (Rule 13d-102)

     INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
      TO RULES 13d-1(b),(c) AND (d) AND AMENDMENTS THERETO FILED
                      PURSUANT TO 13d-2(b)



                      (Amendment No. __) *




                    Peoples Bankcorp, Inc.
        --------------------------------------------------
                        (Name of Issuer)



                          Common Stock
        --------------------------------------------------
                 (Title of Class of Securities)



                          710811 10 0
                      --------------------
                         (CUSIP Number)



                              N/A
      -----------------------------------------------------
     (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
`
     [X]  Rule 13d-1(b)

     [X]  Rule 13d-1(c)

     [ ]  Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

   The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)
                       Page 1 of 9 pages


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CUSIP No. 710811 10 0             13G         Page 2 of 9 Pages


1.   NAME OF REPORTING PERSONS:

     Peoples Bankcorp, Inc. Employee Stock Ownership Plan Trust

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

        (a)  [   ]
        (b)  [ x ]

3.   SEC USE ONLY



4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     State of New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

5.   SOLE VOTING POWER                 0

6.   SHARED VOTING POWER          10,751

7.   SOLE DISPOSITIVE POWER:           0

8.   SHARED DISPOSITIVE POWER:    10,751

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:                      10,751

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES:   [   ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:   8.0%

12.  TYPE OF REPORTING PERSON:   EP




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CUSIP No. 710811 10 0             13G         Page 3 of 9 Pages


1.   NAME OF REPORTING PERSONS:

     Robert E. Hentschel

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

        (a)  [   ]
        (b)  [ X ]

3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

5.   SOLE VOTING POWER:                     0

6.   SHARED VOTING POWER:              17,751

7.   SOLE DISPOSITIVE POWER:                0

8.   SHARED DISPOSITIVE POWER:         17,751

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:                           17,751

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
     CERTAIN SHARES:   [   ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:  13.2%

12.  TYPE OF REPORTING PERSON:   IN



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CUSIP No. 710811 10 0             13G          Page 4 of 9 Pages


1.   NAME OF REPORTING PERSONS:

     Anthony P. LeBarge, Sr.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

        (a)  [   ]
        (b)  [ X ]

3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

5.   SOLE VOTING POWER:                     0

6.   SHARED VOTING POWER:              18,751

7.   SOLE DISPOSITIVE POWER:                0

8.   SHARED DISPOSITIVE POWER:         18,751

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:                           18,751

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
     CERTAIN SHARES:   [   ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:  14.0%

12.  TYPE OF REPORTING PERSON:   IN



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CUSIP No. 710811 10 0             13G         Page 5 of 9 Pages


1.   NAME OF REPORTING PERSONS:

     George E. Silver

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

        (a)  [   ]
        (b)  [ X ]

3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

5.   SOLE VOTING POWER:                     0

6.   SHARED VOTING POWER:              18,751

7.   SOLE DISPOSITIVE POWER:                0

8.   SHARED DISPOSITIVE POWER:         18,751

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:                           18,751

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
     CERTAIN SHARES:   [   ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:  14.0%

12.  TYPE OF REPORTING PERSON:   IN




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CUSIP No. 710811 10 0             13G         Page 6 of 9 Pages


1.   NAME OF REPORTING PERSONS:

     Wesley L. Stitt

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

        (a)  [   ]
        (b)  [ X ]

3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

5.   SOLE VOTING POWER:                     0

6.   SHARED VOTING POWER:              18,751

7.   SOLE DISPOSITIVE POWER:                0

8.   SHARED DISPOSITIVE POWER:         18,751

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:                           18,751

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
     CERTAIN SHARES:   [   ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:  14.0%

12.  TYPE OF REPORTING PERSON:   IN




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                                               Page 7 of 9 Pages

ITEM 1(a)  NAME OF ISSUER:
           Peoples Bankcorp, Inc.

ITEM 1(b)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
           825 State Street
           Ogdensburg, New York  13699

ITEM 2(a)  NAME OF PERSON(S) FILING:

       Peoples Bankcorp, Inc. Employee Stock Ownership Plan
Trust ("ESOP"), and the following individuals who serve as its trustees: Anthony P. LeBarge, Robert E. Hentschel, Wesley L.
Stitt, and George E. Silver.

ITEM 2(b)  ADDRESS OF PRINCIPAL BUSINESS OFFICE:

           Same as Item 1(b).

ITEM 2(c)  CITIZENSHIP:

       See Row 4 of the second part of the cover page provided for each reporting person.

ITEM 2(d)  TITLE OF CLASS OF SECURITIES:

       Common Stock, par value $.01 per share.

ITEM 2(e)  CUSIP NUMBER:

       See the upper left corner of the second part of the cover page provided for each reporting person.

ITEM 3.   IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b),
          OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS
          A:

     (f) [x] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

     If this statement is filed pursuant to Rule 13d-1 (c), check this box. [x]

     Items (a), (b), (c), (d), (e), (g), (h), (i), and (j) are
not applicable. This Schedule 13G is being filed on behalf of the ESOP identified in Item 2(a), filing under the Item 3(f) classification, and by each trustee of the trust established pursuant to the ESOP, filing pursuant to Rule 13d-1(c) and applicable SEC no-action letters.

ITEM 4.  OWNERSHIP:

         (a) Amount Beneficially Owned: See Row 9 of the second part of the cover page provided for each reporting person.

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                                               Page 8 of 9 Pages



         (b) Percent of Class: See Row 11 of the second part of the cover page provided for each reporting person.

         (c) See Rows 5, 6, 7, and 8 of the second part of the cover page provided for each reporting person.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of
securities, check the following:   [  ]

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
         ANOTHER PERSON:

     Peoples Bankcorp, Inc., in its capacity as the ESOP
Committee, has the power to determine whether dividends on allocated shares that are paid to the ESOP trust are distributed to participants or are used to repay the ESOP loan.

ITEM 7.  IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY
         WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE
         PARENT HOLDING COMPANY:

         Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
         GROUP:

         Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP:

         Not applicable.

ITEM 10. CERTIFICATION:

     By signing below, each signatory in the capacity of an ESOP trustee certifies that, to the best of his or her knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

     By signing below, each signatory in his or her individual capacity certifies that, to the best of his or her knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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                                               Page 9 of 9 Pages

SIGNATURE:

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PEOPLES BANKCORP, INC.
EMPLOYEE STOCK OWNERSHIP PLAN TRUST


By Its Trustees:


/s/ Anthony P. LeBarge                       January 13, 1999
---------------------------                  -------------------
Anthony P. LeBarge, as Trustee               Date


/s/ Robert E. Hentschel                      January 13, 1999
---------------------------                  -------------------
Robert E. Hentschel, as Trustee              Date


/s/ Wesley L. Stitt                          January 13, 1999
---------------------------                  -------------------
Wesley L. Stitt, as Trustee                  Date


/s/ George E. Silver                         January 13, 1999
---------------------------                  -------------------
George E. Silver, as Trustee                 Date


/s/ Anthony P. LeBarge                       January 13, 1999
------------------------------------         -------------------
Anthony P. LeBarge, as an Individual         Date
  Stockholder


/s/ Robert E. Hentschel                      January 13, 1999
------------------------------------         -------------------
Robert E. Hentschel, as an Individual        Date
  Stockholder


/s/ Wesley L. Stitt                          January 13, 1999
------------------------------------         -------------------
Wesley L. Stitt, as an Individual            Date
  Stockholder


/s/ George E. Silver                         January 13, 1999
------------------------------------         -------------------
George E. Silver, as an Individual           Date
  Stockholder